RECEIVED

2004 DEC 16 P 12:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

# M. J. MAILLIS GROUP

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

04046847

DATE : December 10th , 2004

Re: **Financial Statements for the period 01.01.2004-30.09.2004**
File ≠ 33-82-4975

Dear Sirs,

On behalf of "**M. J. MAILLIS S.A. - PACKING SYSTEMS**", company incorporated in Greece (Xenias 5 Kifissia, Attiki), I am furnishing herewith the below listed documents:

- Financial Statements of the parent company «M.J.MAILLIS S.A. – Packing Systems» as of the period 01.01.2004 – 30.09.2004
- Consolidated Financial Statements as of the period 01.01.2004 – 30.09.2004

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.

Yours truly,

Lina Dede
Investor Relations Manager

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

dlw 12/21

# M. J. MAILLIS GROUP

**COPY**

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

DATE : December 10th , 2004

Re: **Financial Statements for the period 01.01.2004-30.09.2004**
File ≠ 33-82-4975

Dear Sirs,

On behalf of "**M. J. MAILLIS S.A. - PACKING SYSTEMS**", company incorporated in Greece (Xenias 5 Kifissia, Attiki), I am furnishing herewith the below listed documents:

• Financial Statements of the parent company «M.J.MAILLIS S.A. – Packing Systems» as of the period 01.01.2004 – 30.09.2004
• Consolidated Financial Statements as of the period 01.01.2004 – 30.09.2004

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.

Yours truly,

Lina Dede
Investor Relations Manager

M. J. MAILLIS S.A. PACKING SYSTEMS
5, XENIAS & HAR. TRIKOUPI STR., 145 62 KIFISSIA, ATHENS, GREECE, TEL.: +30 210 6285000, FAX: +30 210 8080301
group web-site: www.maillis.gr
REG. No: 2716/06/B/86/43 - MINISTRY OF DEVELOPMENT, REG. OFFICE: KIFISSIA ATTIKIS

# M. J. MAILLIS S.A.

## SUMMARISED BALANCE SHEET AS AT 30th SEPTEMBER 2004 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

| ASSETS | 30/09/2004 | 30/09/2003 |
|---|---|---|
| B. PRE OPERATING COSTS | | |
| Acquisition Cost | 46.336.891 | 42.933.601 |
| Less: Depreciation until 30/09/2004 | 31.874.759 | 25.536.105 |
| Net Value | 14.462.132 | 17.397.496 |
| C. FIXED ASSETS | | |
| Acquisition Cost | 108.760.470 | 101.634.531 |
| Less: Depreciation until 30/09/2004 | 54.436.311 | 49.342.100 |
| Net Value | 54.324.159 | 52.292.431 |
| Participation and other long term acquisitions | 157.024.568 | 150.703.576 |
| Total Fixed Assets | 211.348.727 | 202.996.007 |
| D. CURRENT ASSETS | | |
| Inventories | 15.297.982 | 14.227.805 |
| Receivables | 101.463.675 | 93.662.471 |
| Securities | 0 | 1.251.150 |
| Cash | 1.219.394 | 5.121.767 |
| Total Current Assets | 117.981.051 | 114.263.193 |
| E. PREPAYMENTS & ACCRUED INCOME | 5.341.332 | 7.439.421 |
| GRAND TOTAL ASSETS | 349.133.242 | 342.096.117 |

| CAPITAL AND LIABILITIES | 30/09/2004 | 30/09/2003 |
|---|---|---|
| A. CAPITAL & RESERVES | | |
| Share Capital (72.636.200 sh. X 0,76 euro) | 55.203.512 | 55.212.222 |
| Share premium reserve | 142.990.857 | 144.877.197 |
| Differences of revaluation-- Investent subsidie | 3.982.321 | 4.748.517 |
| Reserves | 16.869.501 | 18.661.636 |
| Own shares in hand | (10.923.083) | (13.033.262) |
| Prior periods losses | (3.722.274) | (1.081.494) |
| Profit 1/1-30/9/2004 | 3.502.019 | 386.440 |
| Total Capital & Reserves | 207.902.853 | 209.771.256 |
| B. PROVISIONS FOR RISK | 821.481 | 4.276.840 |
| C. LIABILITIES | | |
| Long-term Liabilities | 89.357.823 | 82.869.152 |
| Short - term Liabilities | 48.850.369 | 43.712.180 |
| Total Liabilities | 138.208.192 | 126.581.332 |
| D. ACCRUALS & DEFERRED INCOME | 2.200.716 | 1.466.689 |
| GRAND TOTAL CAPITAL AND LIABILITIES | 349.133.242 | 342.096.117 |

**NOTES:**
1) Net Fixed Asset investments increased approximately 3,2 million eur in the period of 1 January to 30 September 2004.
2) The company has been tax audited up to the year ended 31 December, 2001.
3) The Equity participation in affiliated companies amounting approximately 156,8 million eur is stated at cost. Had the above valuation been made at the equity method, as provided for in law 2190/1920, the relevant amount would have been approximately 134,1 million eur.
4) Encumbrances on the company's fixed assets as at 30 September, 2004 not exist.
5) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
6) The number of employees of the company as at 30 September, 2004 was 383.
7) The company has made the necessary provisions for accrued expenses as at 30 September, 2004.
8) The company consistently followed the fundamental accounting principles used in financial statements for the 2003 year.
9) The depreciation charge for the period 1/1-30/09/2004 amounted to € 10.839.511 compared to € 11.627.667 for the period 1/1-30/09/2003 and is accordingly allocated as follows: € 5.184.737 to production cost compared to € 6.661.139, € 5.597.524 to administration expenses compared to € 4.958.085 and € 57.250 to selling expenses compared to € 8.443.
10) The analysis of turnover by STAKOD 91 is the following: a) CODE 271.0 "Steel Strapping" € 53.110.140 b) CODE 252.2 "Plastic Strapping & Films" € 39.814.202.

### SUMMARISED PROFIT AND LOSS ACCOUNT FOR 30 SEPTEMBER 2004 (JANUARY 1 - SEPTEMBER 30, 2004)

| | 01/01/2004-30/09/2004 | | 01/01/2003-30/09/2003 | |
|---|---|---|---|---|
| I. OPERATING RESULTS | | | | |
| Turnover (net sales) | | 92.924.342 | | 70.331.219 |
| Less: Cost of Sales | | 70.636.141 | | 54.983.630 |
| Gross margin (profits) | | 22.288.201 | | 15.347.589 |
| Plus: Other operating income | | 52.017 | | 616.557 |
| Total | | 22.340.218 | | 15.964.146 |
| Less: 1. Administrative expenses | 9.351.783 | | 8.410.898 | |
| 3. Distribution expenses | 7.614.636 | 16.966.419 | 6.033.311 | 14.444.209 |
| Subtotal profit | | 5.373.799 | | 1.519.937 |
| Plus: 1. Income from participating interests | 186.088 | | 0 | |

| | | | | |
|---|---|---|---|---|
| | 726.600 | [illegible] | [illegible] | [illegible] |
| Less: | | | | |
| 1. Participation and securities value decline allowances | 192.234 | | 192.234 | |
| 2. Expenses and losses from participations and securities | 243.807 | | 243.807 | |
| 3. Interest & other similar expenses | 3.507.268 | (3.943.309) | 3.153.318 | (3.589.359) |
| Total operating results | | 2.343.178 | | (629.256) |
| **II. PLUS: EXTRAORDINARY RESULTS** | | | | |
| 1. Extraordinary and non-operation income | 2.308.292 | | 2.656.018 | |
| 2. Extraordinary profits | 466.033 | | 251.759 | |
| 3. Income prior period | 73.831 | 2.848.156 | 6.036 | 2.913.813 |
| Less: | | | | |
| 1. Extraordinary and non-operating expenses | 1.420.611 | | 1.682.711 | |
| 2. Extraordinary loss | 7.713 | | 79.487 | |
| 3. Prior year expenses | 260.991 | (1.689.315) | 135.919 | (1.898.117) |
| Total operating & non-operating results | | 3.502.019 | | 386.440 |
| **LESS:** | | | | |
| Total depreciation | 10.839.511 | | 11.627.667 | |
| Less: Depreciation charged to operation cost | 10.839.511 | 0 | 11.627.667 | 0 |
| **NET PROFIT BEFORE TAXES** | | 3.502.019 | | 386.440 |

**Kifisia, November 22, 2004**

| | | | |
|---|---|---|---|
| **CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR** | **CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS** | **FINANCIAL MANAGER** | **ACCOUNTING MANAGER** |
| **MICHAEL I. MAILLIS** | **CHARALAMBOS STAVRINOUDAKIS** | **PETROS I. DELIS** | **NIKOLAOS V. MAROULIS** |
| **ID. No Φ 020206** | **ID. No Σ 208194** | **ID. No P 578226** | **R. No 9997046629 - A' CLASS** |

***KRONOS S.A.***

# M. J. MAILLIS S.A.

## CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 30th SEPTEMBER 2004 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

| ASSETS | 30/09/2004 | 30/09/2003 |
|---|---|---|
| B. PRE OPERATING COSTS | | |
| Acquisition Cost | 79.932.299 | 67.850.551 |
| Less: Depreceiation until30/09/2004 | 37.728.114 | 29.172.437 |
| Net value | 42.204.185 | 38.678.114 |
| C. FIXED ASSETS | | |
| Acquisition Cost | 224.478.777 | 227.150.486 |
| Less: Depreciation until 30/09/2004 | 108.505.894 | 104.628.601 |
| Net Value | 115.972.883 | 122.521.885 |
| Participation and other logn term acquisitions | 7.214.882 | 747.687 |
| Total Fixed Assets | 123.187.765 | 123.269.572 |
| D. CURRENT ASSETS | | |
| Inventories | 72.215.657 | 67.945.447 |
| Receivables | 99.471.588 | 90.987.468 |
| Securities | 1.036.928 | 1.685.042 |
| Cash | 12.420.452 | 18.822.723 |
| Total Current Assets | 185.144.625 | 179.440.680 |
| E. PREPAYMENTS & ACCRUED INCOME | 10.329.945 | 8.753.606 |
| **GRAND TOTAL ASSETS** | 360.866.520 | 350.141.972 |

| CAPITAL AND LIABILITIES | 30/09/2004 | 30/09/2003 |
|---|---|---|
| A. CAPITAL & RESERVES | | |
| Share Capital (72.636.200 sh. X 0,76 euro) | 55.203.512 | 55.212.222 |
| Share premium reserve | 142.990.857 | 144.877.197 |
| Differences of revaluation-Investment subsidies | 6.735.631 | 8.255.892 |
| Reserves | 22.505.392 | 21.703.657 |
| Own shares in hand | (10.923.083) | (13.033.262) |
| Retained Profits | 24.381.195 | 12.947.200 |
| Exchange differences from translation of subsidiaries | (575.128) | (5) |
| Profit 1/1-30/9/2004 | 19.081.440 | 17.026.400 |
| Goodwill on acquisition of subsidiaries | (129.135.289) | (118.339.234) |
| Minority interests | 1.427.302 | 1.553.506 |
| Total Capital & Reserves | 131.691.829 | 130.203.573 |
| B. PROVISIONS FOR RISK & EXPENSES | 2.526.234 | 6.858.765 |
| C. LIABILITIES | | |
| Long-term Liabilities | 97.049.865 | 94.486.428 |
| Short-term Liabilities | 125.583.549 | 113.313.459 |
| Total Liabilities | 222.633.414 | 207.799.887 |
| D. ACCRUALS & DEFERRED INCOME | 4.015.043 | 5.279.747 |
| **GRAND TOTAL CAPITAL AND LIABILITIES** | 360.866.520 | 350.141.972 |

**NOTES:**

1) The companies included in the above consolidation are the following: A) M.J.MAILLIS S.A. (parent company), B) Directly controlled Companies: STRAPTECH S.A. (99,0%), M.J.MAILLIS BULGARIA EOOD (100%),M.J.MAILLIS ROMANIA S.A. (81,7%), HELERO BV (100%), M.J.MAILLIS FRANCE SAS (99.99%), MARFLEX M.J.MAILLIS POLAND SPZOO (100%), M.J.MAILLIS ESPANA SL (100%), M.J.MAILLIS CZECH SRO (100%), M.J.MAILLIS ALBANIA LTD (100%), EUROPACK SA (100%), COLUMBIA SRL (100%), M.J.MAILLIS HUNGARY KFT (100%), CONTIPAK GMBH (100%), OY M.J.MAILLIS FINLAND AB (100%), M.J.MAILLIS SVERIGE AB (100%), M.J.MAILLIS HOLDING GMBH (100%),SANDER PACKAGING B.V.(100%), C) Indirectly controlled Companies: M.J.MAILLIS U.K. LTD (100%), SIAT SPA (100%), SICME SRL (100%), SIAT BENELUX (51%),COMBI PACKAGING SYSTEMS (50%), MEGA SRL (99.9%), TAM SRL (71%), SIAT USA (100%), MAILLIS SANDER GMBH (100%), SANDER GMBH &CO KG (100%), M.J.MAILLIS GMBH &CO KG FLEXIBLE PACKAGING (100%), SANDER NV (100%), WULFTEC INTERNATIONAL INC (100%), MAILLIS STRAPPING NETWORK LLP (45%). The above mentioned companies have been consolidated according to the full consolidation method as provided by the articles 90 to 109 of CL 2190/1920 "Referring to Companies" ,except from Combi Packaging Systems which has been consolidated as a joint venture and Maillis Strapping Network which has been consolidated according to the Equity Method.
2) As at 30 September, 2004 no encumbrances exist on company's fixed assets.
3) The result included in the consolidated profit and loss account, which relate to subsidiaries registered outside the Euro Zone, has been translated at the average exchange rate of the period 01/01 - 30/09/2004.
4) The latest revaluation of land and buildings of the parent company was carried out at 31 December 2000, in accordance with law 2065/92 as amended by the article 20 of law 2443/96.
5) The number of employees of the Group as at 30 September, 2004 was 2.064.
6) The group, consistently, followed the fundamental accounting principles used in the financial statements of year 2003.
7) All accrued expenses up to 30/09/2004, have been provided for.
8) The consolidated Equity of M.J.MAILLIS Group appears decreased by Euros 129.1 mil. due to the fact that Goodwill ,arising from acquisitions, is shown as a deduction from Equity. If Goodwill was presented in the assets side of the balance sheet, as the allowed alternative permits, consolidated Equity would amount to Euros 260.8 mil.
9) The analysis of turnover by STAKOD 91 is the following: a) CODE 292.9 Packaging Machines and Tools € 95.070.817 b) CODE 252.2 Plastic Strapping & Films € 97.333.674 c) CODE 271.0 Steel Strapping € 58.320.031 d) CODE 212.1 Edgeboards € 7.328.712.

**CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR 30 SEPTEMBER 2004 (JANUARY 1- SEPTEMBER 30, 2004)**

| | 01/01/2004-30/09/2004 | 01/01/2003-30/09/2003 |
|---|---|---|

| | | | | |
|---|---|---|---|---|
| Turnover (net sales) | | 258.053.234 | | 224.77[illegible] |
| Less: Cost of Sales | | 184.202.623 | | 161.567.361 |
| Gross margin (profits) | | 73.850.611 | | 63.211.872 |
| Plus: Other operating income | | 1.059.179 | | 2.044.732 |
| Total | | 74.909.790 | | 65.256.604 |
| Less: 1. Administrative expenses | 18.605.075 | | 18.293.857 | |
| 3. Distribution expenses | 30.287.852 | 48.892.927 | 27.552.822 | 45.846.679 |
| Subtotal profit | | 26.016.863 | | 19.409.925 |
| Plus: 3. Profit from sale of bonds | 0 | | 67.030 | |
| 4. Interest & other similar income | 1.073.898 | 1.073.898 | 1.237.294 | 1.304.324 |
| Less: | | | | |
| 1. Participation and securities value decline allowances | 242.234 | | 192.234 | |
| 2. Expenses and losses from participations and securities | 443.807 | | 243.807 | |
| 3. Interest & other similar expenses | 6.359.783 | (7.045.824) | 6.381.428 | (6.817.469) |
| Total operating results (profits) | | 20.044.937 | | 13.896.780 |
| **II. PLUS: EXTRAORDINARY RESULTS** | | | | |
| 1. Extraordinary and non - operating income | 3.344.142 | | 8.486.745 | |
| 2. Extraordinary profits | 621.411 | | 482.772 | |
| 3. Prior year income | 93.538 | | 10.385 | |
| 4. Income from previous year's provisions | 22.023 | 4.081.114 | 0 | 8.979.902 |
| Less: | | | | |
| 1. Extraordinary and non-operating expenses | 4.301.336 | | 5.410.599 | |
| 2. Extraordinary loss | 12.707 | | 227.164 | |
| 3. Prior year expenses | 320.781 | | 218.688 | |
| 4. Provisions for risks & expenses | 140.237 | (4.775.061) | 0 | (5.856.451) |
| Total operating & non-operating results | | 19.350.990 | | 17.020.231 |
| **LESS:** | | | | |
| Total depreciation | 19.092.408 | | 19.405.789 | |
| Less: Depreciation charged to operation cost | 19.092.408 | 0 | 19.405.789 | 0 |
| **NET PROFIT BEFORE TAXES** | | 19.350.990 | | 17.020.231 |
| Less: | | | | |
| Share of minority interest | | 269.549 | | (6.169) |
| **NET PROFIT BEFORE TAXES AND AFTER MINORITY INTEREST** | | 19.081.441 | | 17.026.400 |

**Kifisia, November 22, 2004**

| CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR | CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS | GROUP FINANCIAL CONTROLLER | ACCOUNTING MANAGER |
|---|---|---|---|
| MICHAEL J. MAILLIS | CHARALAMBOS STAVRINOUDAKIS | SOTIRIOS I. LEONARDOS | NIKOLAOS V. MAROULIS |
| ID. No Φ 020206 | ID. No Σ 208194 | ID. No Π 325521 | R. No 9997046629 - A' CLASS |